December 12, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

ELAN UPDATE

DUBLIN, Ireland – December 12, 2007 – In response to Biogen Idec Inc.'s (“Biogen Idec”) announcement on December 12, 2007 that it has completed its strategic review and will continue its present course as an independent company, Elan Corporation, plc (“Elan”) today reaffirmed its commitment to TYSABRI and the patients who are and will benefit from this treatment.  Specifically, Elan intends to continue to work effectively with Biogen Idec on securing FDA approval of the pending CD indication and realizing the full potential of TYSABRI in the MS marketplace.

Although Elan was not privy to the strategic evaluation process conducted by Biogen Idec since its October 12, 2007 announcement, Elan previously indicated its receptivity to the possible restructuring of its existing Collaboration Agreement in connection with a third party's acquisition of Biogen Idec.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

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